Exhibit (a)(5)
                                   SUPPLEMENT
                                     TO THE
                           OFFER TO PURCHASE FOR CASH
               UP TO 235,000 UNITS OF LIMITED PARTNERSHIP INTEREST
                                       IN
                      HIGH EQUITY PARTNERS L.P. - SERIES 86
                                       FOR
                               $85.00 NET PER UNIT
                                       BY
                             OLYMPIA INVESTORS, L.P.


             THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL
                  EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
                 ON ------ , JUNE ------ , 1998, UNLESS THE OFFER IS EXTENDED.

         Olympia Investors, L.P., a Delaware limited partnership (the "Purchaser"), hereby supplements and amends its offer to purchase up to 235,000 units of limited partnership interest (the "Units") in High Equity Partners L.P.
- Series 86 (the "Partnership"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated March 12, 1998, as supplemented and amended by this Supplement dated May 22, 1998 (as it may be further supplemented or amended from time to time, the "Offer to Purchase") and in the related Assignment of Partnership Interest, including the Instructions thereto (as it may be supplemented or amended from time to time, the "Assignment of Partnership Interest", which, collectively with the Offer to Purchase, constitutes the "Offer"). Capitalized terms used but not otherwise defined in this Supplement shall have the meanings set forth in the Offer to Purchase.

         1. All references in the Offer to Purchase to the number of Units sought are hereby amended to reduce such number from 235,000 Units to 88,200 Units. The last sentence of the first paragraph on the front cover page of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

         The 88,200 Units sought pursuant to the Offer represent approximately 15% of the total Units outstanding as of March 31, 1998.

         2. The second paragraph on the front cover page of the Offer to Purchase and the second paragraph of the "Introduction" to the Offer to Purchase are each hereby amended and supplemented to read in their entirety as follows:

                  The Purchaser is not affiliated with Resources High Equity, Inc., Resources Capital Corp. or Presidio AGP Corp., the general partners of the Partnership (the "General Partners"). However, the Purchaser has entered into an agreement (the "Agreement") with Presidio Capital Corp. ("Presidio"), which indirectly owns all of the issued and outstanding capital stock of the General Partners, pursuant to which, among other things and subject to the terms and conditions set forth therein: (i) the Purchaser has granted Presidio the right to purchase 50% of the Units acquired by the Purchaser pursuant to the Offer and the Purchaser's offers for Units of two related limited partnerships (the "Related Partnerships"); (ii) either party can initiate buy/sell procedures pursuant to which the non-initiating party would be required to elect either to buy certain Units from the initiating party or to sell certain Units to the initiating party; (iii) the Purchaser and its affiliates have agreed that, prior to the Standstill Expiration Date (generally defined to mean March 6, 2001, although such date may occur earlier than March 6, 2001 upon the occurrence of certain events described in the Agreement) they will not: seek the removal of the General Partners, call any meeting of limited partners or seek to control the management, policies or affairs of the Partnership or the Related Partnerships, effect any business combination or other extraordinary transaction with the Partnership, any Related Partnership or their general partners, acquire Units other than pursuant to the Offers or acquire properties or assets of the Partnership or any Related Partnership; (iv) the Purchaser and its affiliates have agreed, prior to the Standstill Expiration Date, to vote their Units in favor of a proposal, if any, by the General Partners that would result in Limited Partners receiving securities that are listed on NASDAQ or a national securities exchange; and (v) Presidio has agreed to cause the general partners of the Partnership and the Related Partnerships to cooperate to facilitate the Offers. Section 12 ("Background of the Offers") contains a more detailed description of the Agreement.

                  As a result of the Agreement, Presidio, W. Edward Scheetz, David Hamamoto and NorthStar Capital Partners (who directly or indirectly control Presidio), Millenium Funding Corp., Millenium Funding II Corp., Presidio Holding Company, LLC, NorthStar Presidio Management Company, LLC, NorthStar Operating, LLC and NorthStar Capital Holdings I, LLC (collectively, the "Presidio Bidders"), may be deemed to be "co-bidders" with the Purchaser.

         3. The text of the second bullet point on the inside front cover page of the Offer to Purchase and the second bullet point under the heading "Some Factors To Be Considered By Limited Partners" in the Introduction to the Offer to Purchase are each hereby amended and supplemented to read in their entirety as follows:

         The Purchase Price of $85.00 per Unit is approximately 65.1% of the Purchaser's estimate of the net asset value per Unit of $130.56 and approximately 68.3% of the Purchaser's estimate of liquidation value per Unit of $124.39 (each of which amounts includes $7.22 per Unit that the General Partners have disclosed they estimate would be required to be paid by them to Limited Partners upon liquidation of the Partnership). See Section 13 ("Purchase Price Considerations").
         Schedule III to this Supplement contains information regarding the General Partners' calculation of Revised Deemed Net Asset Value Per Unit ($123.34 per Unit) and the May 1998 appraisals of the Partnership's properties on which such calculation is based.

         4. The second sentence of the first paragraph of Section 1 ("Terms of the Offer; Expiration Date; Proration") of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

         For purposes of the Offer, the term "Expiration Date" shall mean 12:00 midnight, New York City time, on ----------, June --, 1998, unless the Purchaser in its sole discretion shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as extended by the Purchaser, shall expire.

         5. Section 3 ("Procedure for Tendering Units") of the Offer to Purchase is hereby supplemented and amended by adding the following at the end of the paragraph entitled "Valid Tender":

         Anything herein to the contrary notwithstanding, Limited Partners should furnish Certificates evidencing tendered Units to the Depositary only if available. It is not necessary to furnish such Certificates in order for your tender to be valid.

         6. Section 8 ("Future Plans of the Purchaser") of the Offer to Purchase is hereby supplemented and amended by adding the following at the end of such
Section:

         The Presidio Bidders have furnished the Purchaser with the following information regarding their plans with respect to the Partnership:

         The General Partners are actively considering a variety of plans to enhance the value and liquidity of the Units. The plans have included possible conversion of the Partnership into an actively traded real estate investment trust (a "Reorganization Plan"). Although the terms of a Reorganization Plan have not been defined, it is the present intention of the General Partners that if a Reorganization is effected, the fees to them and their affiliates from the Partnership would not increase from their existing level (see Schedule I), and their equity interest in the Partnership as general partners would not increase from the existing level. The trading price for the securities that would be issued in exchange for the Units could be more or less than the trading price currently available in the secondary market. A Reorganization Plan would require as a condition to its consummation, among other things, the approval by holders of a majority of the outstanding Units. There can be no assurance a Reorganization Plan, or any other plan, will actually be proposed by the General Partners, or, if proposed, will be approved by holders of a majority of the outstanding Units or consummated. However, if a Reorganization Plan is proposed by the General Partners, the General Partners expect that they and their affiliates would vote all Units they own at the time in its favor, and that the Purchaser and its affiliates would vote all Units they own at the time in its favor. At present, the General Partners and their affiliates beneficially own, in the aggregate, 7.7% of the outstanding Units, and the Purchaser has advised that it and its affiliates beneficially own, in the aggregate, 0.6% of the outstanding Units. If the Purchaser acquires a substantial number of Units in the Offer, the likelihood of approval of a Reorganization Plan, if proposed, would be enhanced. Except as set forth herein, the Presidio Bidders do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a sale or transfer of a material amount of the Partnership's assets; any change in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material change in the Partnership's structure or business.

         7. Section 9 ("Certain Information Concerning the Partnership") is hereby supplemented and amended by adding the following at the end of such
Section:

                  On April 15, and May 15, 1998, respectively, the Partnership filed with the Commission its Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 Form 10-K") and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "March 31 Form 10-Q"). The information set forth below has been excerpted from the 1997 Form 10-K and the March 31 Form 10-Q. More comprehensive financial and other information is included in the 1997 Form 10-K, the March 31 Form 10-Q and other documents filed by the Partnership with the Commission, and the information set forth below is qualified in its entirety by reference to the 1997 Form 10-K, the March 31 Form 10-Q and such other documents and all the financial information and related notes contained therein.

                  The 1997 Form 10-K reports that, as of and for the year ended December 31, 1997, the Partnership had: Revenues of $12,199,975; Net Income of $2,845,625; Net Income Per Unit of $4.60; Distributions Per Unit of $4.03; and Total Assets of $61,919,546. The 1997 Form 10-K indicates that Revenues and Net Income for the year ended December 31, 1997 include a $950,691 gain from the sale of 230 East Ohio Street. The March 31 Form 10-Q reports that, as of and for the quarter ended March 31, 1998, the Partnership had: Revenues of $2,793,235; Net Income of $824,165; Net Income Per Unit of $1.33; Distributions Per Unit of $1.15; and Total Assets of $61,915,099.

         8. The heading to Section 10 to the Offer to Purchase is hereby supplemented and amended to read as follows:

         SECTION 10. INFORMATION CONCERNING THE PURCHASER, PRESIDIO AND THEIR AFFILIATES

and the text of Section 10 is hereby supplemented and amended to add the following at the end of such Section:

                  For certain information furnished by the Presidio Bidders concerning Presidio and certain of its affiliates, and the executive officers and directors of Presidio and such affiliates, see Schedule I to this Supplement.

                  Schedule II to this Supplement contains information furnished by the Presidio Bidders about the beneficial ownership of Units by Presidio and its affiliates, as well as transactions in Units effected by them since December 31, 1995. Except as otherwise set forth in
         Schedule II to this Supplement, (i) neither Presidio, to the best of Presidio's knowledge, the persons or entities identified on Schedule I nor any affiliate of the foregoing beneficially owns or has a right to acquire any Units; (ii) neither Presidio, to the best of Presidio's knowledge, the persons or entities identified on Schedule I nor any affiliate of the foregoing, or any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Units within the past 60 days; (iii) neither Presidio, to the best of Presidio's knowledge, any of the persons or entities identified on
         Schedule I, nor any director or executive officer of any of the foregoing, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies; (iv) there have been no transactions or business relationships that would be required to be disclosed under the rules and regulations of the Commission between Presidio or, to the best of Presidio's knowledge, the persons or entities identified on
         Schedule I, on the one hand, and the Partnership or its other affiliates, on the other hand; and (v) there have been no contracts, negotiations or transactions between Presidio or, to the best of Presidio's knowledge, the persons or entities identified on Schedule I, on the one hand, and the Partnership or its other affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

                  The General Partners of the Partnership have furnished Unitholders with a Schedule 14D-9, as amended on May 21, 1998 (as amended, the "Schedule 14D-9"), which states that the General Partners are expressing no opinion and are remaining neutral with respect to the Offer. Schedule III to this Supplement sets forth information in Item 4 to the Schedule 14D-9, which sets forth certain factors the General Partners believe Unitholders should consider in deciding whether to accept or reject the Offer.

         9. The first sentence of Section 11 ("Source of Funds") of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

         The Purchaser expects that approximately $7,497,000 (exclusive of fees and expenses) will be required to purchase 88,200 Units, if tendered.

         10. Section 12 ("Background of the Offer") of the Offer to Purchase is hereby amended and supplemented by deleting the last sentence of the third paragraph and adding the following in lieu thereof:

         The Partnership obtained new appraisals of its properties in May 1998 (the "May 1998 Appraisal Information"), although such appraisals have not been furnished to the Purchaser. On May 20, 1998, the Purchaser, AREH and Presidio amended the Agreement to provide for cross-indemnification agreements by AREH and Presidio with respect to liabilities relating to information provided concerning themselves and their respective affiliates who are co-bidders in connection with the Offer and offers for Units of the Related Partnerships.

         11. Section 13 ("Purchase Price Considerations") of the Offer to Purchase is hereby amended and supplemented as follows:

         a. The following is added after the table in the third paragraph of said Section:

         According to THE PARTNERSHIP SPECTRUM, for the two months ended March 31, 1998, a total of 2,640 Units traded at per Unit prices between $70.00 and $84.03 per Unit with a weighted average of $73.47 per Unit. Based upon information reported by THE PARTNERSHIP SPECTRUM, the weighted average price per Unit for the six months ended March 31, 1998 was $71.54.

         b. The fourth paragraph of said Section is amended to read in its entirety as follows:

                  Paragraph 1 Schedule III to this Supplement discloses that the General Partners estimate the "Revised Net Asset Value Per Unit" to be $123.34. Paragraph 1 states that Revised Net Asset Value Per Unit was determined based upon the May 1998 Appraisal Information and takes into account the other assets and liabilities of the Partnership reflected on the Partnership's March 31, 1998 balance sheet.

         c. The following sentence is added in lieu of the last sentence of the fifth paragraph of said Section:

         Additional information concerning statements made by the general partners of the Partnership concerning their plans for the Partnership is set forth in Item 6 of this Supplement and in Schedule III hereto.

         d. The sixth and seventh paragraphs of said Section are amended and restated to read in their entirety as follows:

                  The  Purchase  Price   represents  65.1%  of  the  Purchaser's
         estimate of net asset value per Unit ("NAV Estimate") and 68.3% of the Purchaser's estimate of liquidation value per Unit.

                  NAV ESTIMATE.  The  Purchaser's NAV Estimate equals the sum of
         (i) the amount that the Limited Partners would receive in connection with a hypothetical sale of all of the Partnership's properties at their estimated aggregate value (based upon the May 1998 Appraisal Information which is described in Schedule III to this Supplement));
         (ii) the  Partnership's  net current  assets as of March 31, 1998;  and
         (iii) an additional $4,246,646 (the "Clawback Amount"), which is the General Partners' estimate of the amount that the Partnership Agreement would require the General Partners to pay to the Limited Partners if the Partnership were liquidated now and realized the values for its properties reflected in the May 1998 Appraisal Information. The Purchaser's NAV Estimate does not take into account: (i) real estate transaction costs that would be incurred on a sale of the Partnership's properties, such as brokerage commissions and other selling and closing expenses; (ii) timing considerations; or (iii) costs associated with winding up the Partnership. The disclosure set forth herein with respect to the May 1998 Appraisal Information has been derived from information furnished by the Presidio Bidders for inclusion in this Supplement and the Schedules hereto and information publicly filed by the Partnership. Although the Purchaser has no information that any statements contained herein based upon such May 1998 Appraisal Information or information publicly filed by the Partnership are untrue, the Purchaser cannot take responsibility for the accuracy or completeness of the May 1998 Appraisal Information or such other information.

         e. The second, third and fourth paragraphs following the caption "NAV Estimate" in said Section are deleted in their entirety.

         f. The first two sentences of the paragraph immediately following the caption "Liquidation Value" in said Section are amended to read in their entirety as follows:

         In estimating liquidation value per Unit, the Purchaser adjusted its NAV Estimate by deducting a reserve equal to 5% of such NAV Estimate (net of the Clawback Amount), which represents the Purchaser's estimate of the costs of brokerage commissions, title costs, legal fees, real estate transfer taxes and other disposition expenses (but does not include any estimate of the costs of conducting a consent solicitation in order to obtain the Limited Partners' approval for property sales, as may be required by the Partnership Agreement, or of the costs of winding up the Partnership, because of the difficulty of estimating those amounts). The result of $124.39 per Unit represents the Purchaser's estimate of the aggregate net liquidating proceeds payable to Limited Partners (before provision for the costs described in the parenthetical to the preceding sentence) that could be realized in an orderly liquidation of the Partnership, based on the assumptions implicit in the calculations describe above.

         12. The second sentence of the introductory paragraph of Section 14 ("Conditions of the Offer") of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

         Furthermore, notwithstanding any other term of the Offer and in addition to the Purchaser's right to withdraw the Offer at any time before the Expiration Date, the Purchaser will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date any of the following conditions exists:


                                                 Olympia Investors, L.P.


May 22, 1998

                                   SCHEDULE I


                                    PRESIDIO


         The Partnership is one of a series of three public partnerships (the "HEP Partnerships") that invested in unleveraged commercial real estate in the period 1985-1989. Subsidiaries of Presidio serve as general partners and hold a 5.0% interest in each of the HEP Partnerships.

         The HEP Partnerships and their general partners are subject to a class action lawsuit alleging, among other things, that the general partners caused a waste of the HEP Partnerships' assets by collecting management fees in lieu of pursuing a strategy to maximize the value of the investments owned by the limited partners; that the general partners breached their duty of loyalty and due care to the limited partners by expropriating management fees without trying to run the HEP Partnerships for the purposes for which they are intended; that the general partners are acting improperly to enrich themselves in their position of control over the HEP Partnerships and that their actions prevent non-affiliated entities from making and completing tender offers to purchase outstanding units of limited partnership interest; that by refusing to seek the sale of the HEP Partnerships' properties, the general partners have diminished the value of the limited partners' equity in the HEP Partnerships; that the general partners have taken heavily overvalued partnership asset management fees; and that units of limited partnership interest were sold and marketed through the use of false and misleading statements. The HEP Partnerships and their general partners believe that each of the claims asserted is meritless and intend to continue vigorously to defend the action. See Schedule III.

         Presidio and its subsidiaries are managed by NorthStar Presidio Management Company, LLC ("NP Management") pursuant to a management agreement dated as of November 4, 1997 (the "Presidio Management Agreement"). Under the Presidio Management Agreement, NP Management oversees the day-to-day management of Presidio, and has full discretion and authority, without the need for any subsequent approval of the board of directors or shareholders of Presidio, or any subsidiary, except as expressly required by Presidio's organization instruments, or otherwise required by law, to manage Presidio's assets in such manner as NP Management considers appropriate, subject to certain restrictions. Presidio has agreed to pay NP Management a monthly fee of $100,000 in consideration for its services under the Presidio Management Agreement. NP Management is required to render its management services at its own expense. Presidio is responsible for all other expenses relating to its assets, including, without limitation, services of attorneys, accountants, consultants and other third party professionals, and other operating expenses, and must periodically reimburse NP Management for any such expenses advanced by NP Management.

         Under the Presidio Management Agreement, Presidio has agreed to indemnify NP Management and its affiliates and their respective officers, directors, partners, employees and agents (including, without limitation, persons serving as officers of Presidio) from losses, provided, among other things, that such losses resulted from (i) a mistake of judgment or action or inaction taken by such person in connection with NP Management's duties under the Presidio Management Agreement honestly and in good faith that such person reasonably believed to be in the best interest of Presidio or (ii) the negligence, dishonesty or bad faith of any agent selected by such person with reasonable care on behalf of Presidio.

         Presidio and two of its non-U.S. subsidiaries, Presidio GP Corp. and Presidio LP Corp. (collectively, the "BVI Group"), have each entered into administration agreements (the "Hemisphere Administration Agreements")
with Hemisphere Management (Cayman) Limited ("Hemisphere"), pursuant to which Hemisphere acts as the BVI Group's offshore administrator. Pursuant to the Hemisphere Administration Agreements, Hemisphere shall, among other things, (i) provide office facilities, personnel and accommodations required by the BVI Group in the Cayman Islands; (ii) communicate with shareholders and the general public on the BVI Group's behalf; (iii) maintain corporate books and records and a shareholder register; (iv) call and hold all meetings of shareholders and directors; (v) disburse all necessary payments on behalf of the BVI Group; and
(vi) accept subscriptions for shares and make redemptions and repurchases of shares, in each case subject to the provisions of the Memorandum and Articles of the respective companies within the BVI Group and under the supervision of their respective directors and officers. In consideration for such services, Hemisphere receives a fee of $36,000 per annum from Presidio and $4,000 from each of Presidio GP Corp. and Presidio LP Corp. (subject to annual review and reduction in certain circumstances) and reimbursement of its out-of-pocket expenditures. The Hemisphere Administration Agreements are effective for successive one-year terms, unless and until terminated by either party on 30 days' written notice to the other party, or upon written notice of the occurrence of any breach and a failure to cure such breach within 10 days thereafter.

         The following table sets forth certain information known to Presidio with respect to beneficial ownership of Presidio as of March 11, 1998
(unless  otherwise  noted) by:  (i) each  person who
beneficially owns 5% or more of Presido,  (ii) the executive officers of Presidio, (iii) each of Presidio's directors and (iv) all directors and executive officers as a group. To the knowledge of Presidio, each such shareholder has sole voting and investment power as to the shares shown (unless otherwise noted).

         All the outstanding shares of Presidio are owned by Presidio Capital Investment Company, LLC ("PCIC"), a Delaware limited liability company. The interests in PCIC (and beneficial ownership in Presidio) are held as follows:


                                              Percentage Ownership
                                             in PCIC and Percentage
                                              Beneficial Ownership
        Name of Beneficial Owner                  in Presidio
        ------------------------                  -----------

Five Percent Holders:
--------------------

Presidio Holding Company, LLC (1)                     71.93%
AG Presidio Investors, LLC (2)                        14.12%
DK Presidio Investors, LLC (3)                         8.45%
Stonehill Partners, L.P. (4)                           5.50%

                                               Percentage Ownership
                                              in PCIC and Percentage
                                               Beneficial Ownership
        Name of Beneficial Owner                   in Presidio
        ------------------------                   -----------

The holdings of the directors and executive officers of Presidio are as follows:

Directors and Executive Officers:
--------------------------------

Adam Anhang (5)                                         0%
Marc Gordon (5)                                         0%
David Hamamoto (5)                                    71.93%
Charles Humber (5)                                      0%
David King (5)                                          0%
Gregory Peck (5)                                        0%
Kevin Reardon (5)                                       0%
Allan Rothschild (5)                                    0%
Richard Sabella (5)(6)                                  0%
Lawrence Schachter (5)                                  0%
W. Edward Scheetz (5)                                 71.93%

Directors and executive officers as a group (11
individuals)                                          71.93%


(1) Presidio Holding Company, LLC ("PHC") is a New York limited liability company that has two members, Polaris Operating LLC ("Polaris"), which holds a 1% interest, and NorthStar Operating, LLC ("NorthStar"), which holds a 99% interest. Polaris is a Delaware limited liability company that has two members, Sextant Operating Corp. ("Sextant"), which holds a 1% interest, and NorthStar, which holds a 99% interest. Sextant is a Delaware corporation whose sole shareholder is NorthStar. NorthStar is a Delaware limited liability company that has two members, NorthStar Capital Partners ("NCP"), which holds a 99% interest, and NorthStar Capital Holdings, I, LLC ("NCHI"), which holds a 1% interest. Both NCP and NCHI are Delaware limited liability companies. NCP has two members, NCHI, which holds a 74.75% interest, and NorthStar Capital Holdings II, LLC ("NCHII"), which holds a 25.25% interest. NCHII has three members, NCHI, which holds a 99% interest, Edward Scheetz, who holds a 0.5% interest, and David Hamamoto, who holds a 0.5% interest. Mr. Scheetz and Mr. Hamamoto are U.S. citizens and founding members of NCP. NCHI has two members, Mr. Scheetz and Mr. Hamamoto, each of whom holds a 50% interest. The business address of each of PHC, Polaris, NorthStar, Sextant, NCP, NCHI, NCHII, Mr. Scheetz and Mr. Hamamoto is 527 Madison Avenue, 16th Floor, New York, New York 10022.

         Pursuant to an amended and restated pledge and security agreement (the "Pledge Agreement") dated March 5, 1998 made by PHC in favor of Credit Suisse First Boston Mortgage Capital LLC ("CSFB"), PHC pledged all its membership interests in PCIC to CSFB as security for loans issued under a loan agreement dated as of February 20, 1998 by and among PHC and CSFB, as amended March 5, 1998 (the "Loan Agreement"). The Pledge Agreement and Loan Agreement contain standard default and event of default provisions, which may at a subsequent date result in a change of control of PCIC and, therefore, Presidio.

(2) Each of Angelo, Gordon & Co., L.P., as sole manager of AG Presidio Investors, LLC, and John M. Angelo and Michael L. Gordon, as general partners of the general partner of Angelo, Gordon & Co., L.P., may be deemed to own beneficially the securities beneficially owned by AG Presidio Investors, LLC. Each of John M. Angelo and Michael L. Gordon disclaims such beneficial ownership. The business address for such persons is c/o Angelo, Gordon & Co., L.P., 245 Park Avenue, 26th Floor, New York, New York 10167.

(3) M.H. Davidson & Company, as sole manager of DK Presidio Investors, LLC, may be deemed to own beneficially the securities beneficially owned by DK Presidio Investors, LLC. The business address for such persons is c/o M.H. Davidson & Company, 885 Third Avenue, New York, New York 10022.

(4) Includes shares of PCIC beneficially owned by Stonehill Offshore Partners Limited and Stonehill Partners, L.P. John A. Motulsky is a managing general partner of Stonehill Partners, L.P., a managing member of the investment advisor to Stonehill Offshore Partners Limited and a general partner of Stonehill Institutional Partners L.P. Mr. Motulsky disclaims beneficial ownership of the shares held by these entities. The business address for such persons is c/o Stonehill Investment Corporation, 110 East 59th Street, New York, New York 10022.

(5) The business address for such person is 527 Madison Avenue, 16th Floor, New York, New York 10022.

(6) Under his employment agreement, Mr. Sabella was granted options to purchase up to 2% of the shares of Presidio, subject to certain adjustments, which options vest ratably over a 24-month period and may be taken instead by a cash payment equivalent to the difference between the option price and the fair market value of the shares. None of the options has been exercised.


                     THE EXECUTIVE OFFICERS AND DIRECTORS OF
                     PRESIDIO, PHC, NP MANAGEMENT, POLARIS,
                     SEXTANT, NORTHSTAR, NCP, NCHI AND NCHII


         Set forth below is the name and present principal occupation of each director and executive officer of Presidio, PHC, NP Management, Polaris, Sextant, NorthStar, NCP, NCHI and NCHII. Each person listed below is a citizen of the United States, and his current business address is 527 Madison Avenue, 17th Floor, New York, New York 10022, except for Allan B. Rothschild and Lawrence R. Schachter, whose current business address is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

         Richard Sabella has been president and a director of Presidio since November 1997. In addition, Mr. Sabella has been president and chief executive officer of PHC and NP Management and secretary of Polaris, Sextant, NorthStar, NCP and NCHI since November 1997. Previously, Mr. Sabella had been the head of real estate and a partner at the law firm of Cahill, Gordon & Reindel. Mr. Sabella has also been associated with the law firms of Milgrim, Thomajian, Jacobs & Lee, P.C. and Cravath, Swaine & Moore.

         David King has been executive vice president, assistant treasurer and a director of Presidio since November 1997. In addition, Mr. King has been chief operating officer of PHC, NP Management, Polaris, Sextant, NorthStar, NCP and NCHI since November 1997. Previously, Mr. King had been a senior vice president of finance at Olympia & York Companies (USA). Prior to joining Olympia & York, Mr. King worked for Bankers Trust Company in its real estate finance group.

         Adam Anhang has been a vice president of Presidio since November 1997. Previously, Mr. Anhang had worked for the Athena Group's Russia and Former Soviet Union development team since 1996. Mr. Anhang graduated from the University of Pennsylvania's Wharton School of Business with a B.S. in economics with concentrations in finance and real estate.

         Charles Humber has been a vice president of Presidio since November 1997. Previously, Mr. Humber had worked for the Real Estate Investment Banking Group of Merrill Lynch & Co. Inc. since 1996. Mr. Humber graduated from Brown University with a B.A. in international relations and organizational behavior and management.

         Marc Gordon has been a vice president of Presidio since November 1997. Previously, Mr. Gordon had been a vice president in the Real Estate Investment Banking Group at Merrill Lynch & Co. Inc., where he executed corporate finance and strategic transactions for public and private real estate ownership companies, including REIT's, real estate service companies, and real estate intensive operating companies. Prior to joining Merrill Lynch, Mr. Gordon was in the Real Estate and Banking Group at the law firm of Irell & Manella. Mr. Gordon graduated from Dartmouth College with an A.B. in economics and also holds a J.D. from the UCLA School of Law.

         Kevin Reardon has been a vice president of Presidio since November, 1997. In addition, Mr. Reardon has been chief financial officer of PHC, NP Management, Polaris, Sextant, NorthStar, NCP and NCHI, and the sole director of Sextant, since November 1997. Previously, Mr. Reardon had held the position of controller at Lazard Freres & Co. LLC Real Estate Investors since 1996. Prior to joining Lazard Freres, Mr. Reardon was the Director of Finance in charge of European expansion at the law firm of Dewey Ballantine LLP from 1993 to 1996. Mr. Reardon, who is a certified public accountant, graduated from Fordham University with a B.S. in accounting.

         Gregory Peck has been assistant secretary of Presidio since November 1997. Previously, Mr. Peck had worked for Morgan Stanley Realty Estate Funds and Morgan Stanley & Co. Inc.'s Real Estate Investment Banking group from 1996 to 1997. Prior to joining Morgan Stanley, Mr. Peck worked for Lazard Freres & Co. LLC in the Real Estate Investment Banking group from 1994 to 1996. Mr. Peck graduated from Columbia College with an A.B. in mathematics and A.B. in economics.

         Allan B. Rothschild has been an executive vice president and the general counsel of Presidio since November 1997. Previously, Mr. Rothschild had been senior vice president and general counsel of Newkirk Limited Partnership, where he managed a large portfolio of net-leased real estate assets. Prior to joining Newkirk, Mr. Rothschild was associated with the law firm of Proskauer Rose LLP in its real estate group.

         Lawrence R. Schachter has been senior vice president and chief financial officer of Presidio since January 1998. Previously, Mr. Schachter had held the position of Controller at CB Commercial/Hampshire, LLC since 1996. Prior to that, Mr. Schachter was Controller at Goodrich Associates in 1996, and at Greenthal/Harlan Realty Services Co. from 1992 to 1995. Mr. Schachter, who is a certified public accountant, graduated from Miami University (Ohio).

         W. Edward Scheetz co-founded NCP in July 1997 and has been a director of Presidio since November 1997. In addition, Mr. Scheetz has been an executive vice president of PHC, NP Management, Polaris, Sextant, NorthStar, NCP and NCHI since November 1997. Previously, Mr. Scheetz had been a partner at Apollo Real Estate Advisors L.P. since 1993. From 1989 to 1993, Mr. Scheetz was a principal with Trammell Crow Ventures.

         David Hamamoto co-founded NCP in July 1997 and has been a director of Presidio since November 1997. In addition, Mr. Hamamoto has been an executive vice president of PHC, NP Management, Polaris, Sextant, NorthStar, NCP and NCHI since November 1997. Previously, Mr. Hamamoto had been a partner and co-head of the Real Estate Principal Investment Area at Goldman, Sachs & Co., where he initiated the effort to build a real estate principal investment business in 1988 under the auspices of the Whitehall Funds.

                      CONTRACTS, AGREEMENTS, ARRANGEMENTS,
                          UNDERSTANDINGS, AND ACTUAL OR
                        POTENTIAL CONFLICTS OF INTEREST,
                       BETWEEN PRESIDIO AND ITS AFFILIATES
                        (OTHER THAN THE PARTNERSHIP) AND
                                 THE PARTNERSHIP

         The general partners responsible for management of the Partnership's business are Resources High Equity, Inc., Resources Capital Corp. and Presidio AGP Corp., each a Delaware corporation (collectively, the "General Partners"). Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership, its executive officers, directors or affiliates.

         The Partnership has a property management services agreement with Resources Supervisory Management Corp. ("Resources Supervisory"), an affiliate of the General Partners, to perform certain functions relating to the management of the properties of the Partnership. A portion of the property management fees are paid to unaffiliated management companies, which perform certain management functions for certain properties. For the years ended December 31,1997, 1996 and 1995, Resources Supervisory was entitled to $416,428, $435,467 and $379,720, respectively, of which $287,466, $254,005 and $196,480 respectively, was paid to unaffiliated management companies. For the administration of the Partnership, Resources Capital Corp., the Administrative General Partner, received $200,000 for each of the years ended December 31, 1997, 1996 and 1995. For managing the affairs of the Partnership, Resources Capital Corp. received a partnership asset management fee of $1,376,011, $1,406,204 and $1,406,204 for the years ended December 31, 1997, 1996 and 1995, respectively.

         The General Partners have been allocated 5% of the net income (losses) of the Partnership, which amounted to $142,281, $112,226 and ($1,104,245) for the years ended December 31, 1997, 1996 and 1995, respectively, and received $124,721, $76,752 and $76,752 as its 5% share of distributions for such respective periods. During 1997, Wexford Management LLC, formerly an affiliate of the General Partners, received expense reimbursements of $43,361 for performing administrative services for the Partnership.

         Under the Partnership's partnership agreement, if the compensation paid to the General Partners and their affiliates over the term of the Partnership exceeds certain maximum amounts determined by formula under the partnership agreement, then, in connection with the liquidation of the Partnership, the General Partners are obligated to repay such excess to the limited partners. Although such amount can only be determined at the time of liquidation (which is not required for a number of years), it is estimated that, if the Partnership were liquidated now and realized the appraised values set forth in Schedule III, the General Partners would be obligated to pay $4,246,646 to the limited partners. However, such amount could be reduced in connection with future Partnership operations. Through ownership of an aggregate of 45,320 Units (i.e., 7.7% of the outstanding Units) by affiliates of the General Partners (excluding Units affiliates of the General Partners may acquire from the Purchaser, as described in the Offer to Purchase, the potential liability of the General Partners is effectively reduced.

         The General Partners are subject to certain conflicts of interest in connection with the Offer. Under the agreement with the Purchaser described in the Offer to Purchase, an affiliate of the General Partners has agreed, among other things, to cooperate, and to cause the General Partners to cooperate, to facilitate the Offer and to take a neutral stance with respect to the Offer. In addition, the partnership agreement provides that, without the concurrence of the General Partners, a majority in interest of the limited partners may vote to remove the General Partners or amend the partnership agreement (including amending certain fees and compensation payable or authorized to be payable to the General Partners or their affiliates); the ownership of a large block of Units by any person increases the likelihood the General Partners may be removed or the partnership agreement may be amended, should that person become a limited partner or otherwise acquire the voting rights of a limited partner. In addition, since the property management arrangements between affiliates of the General Partners and the Partnership are terminable, removal of the General Partners or the amendment of the partnership agreement could result in a reduction of management fee income from the Partnership to such affiliates. If a large number of Units are tendered pursuant to the Offer, the likelihood of such removal or amendment could increase. However, as described in The Offer to Purchase, the Purchaser has agreed, among other things, (i) subject to certain terms and conditions, to permit an affiliate of the General Partners to purchase Units the Purchaser acquires in the Offer and (ii) not to acquire Units, other than in the Offer, or take certain other action for approximately three years. Accordingly, during that three-year period, the Purchaser will not be in a position unilaterally to remove the General Partners or amend the partnership agreement, and if affiliates of the General Partners acquire Units from the Purchaser that the Purchaser acquires in the Offer, it may become increasingly difficult for any other party to acquire a large block of Units and affect management of the Partnership.

                                   SCHEDULE II



                  (a) Except as set forth below, neither the Partnership nor the General Partners have effected any transactions in the Units during the past 60 days. Except as set forth below, the General Partners are not aware of any transactions in the Units during the past 60 days by any of its executive officers directors, affiliates or subsidiaries.

                      At   present,   affiliates   of   the   General   Partners
beneficially own an aggregate of 45,320 Units, or 7.7% of the outstanding Units, all of which are owned directly by wholly-owned subsidiaries of Presidio.

                  (b) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchaser pursuant to the Offer.

                      Since May 1996, wholly-owned subsidiaries of Presidio, of which the General Partners are themselves wholly-owned subsidiaries, purchased the numbers of Units set forth below at the prices indicated. Each transaction was effected in a brokerage transaction, except for the transactions on May 14, 1996, November 26, 1996, February 5, 1998 and February 18, 1998, which were privately negotiated transactions.



      Date        Number of Units     Price Per Unit          Aggregate Price
      ----        ---------------     --------------          ---------------

     5/14/96             20              $45.00                  $  900.00
     7/16/96            100               54.63                   5,463.20
     7/17/96            174               45.72                   7,954.41
     7/29/96             60               55.00                   3,300.00
     8/6/96             330               46.13                  15,221.25
     8/12/96            240               55.13                  13,230.00
     8/20/96             80               59.00                   4,720.00
     10/3/96            173               46.13                   7,979.63
     10/9/96            250               59.00                  14,750.00
     10/30/96           615               53.30                  32,779.50
     11/26/96           200               57.50                  11,500.00
     2/19/97            275               56.38                  15,503.13
     2/21/97            600               58.43                  35,055.00
     2/26/97            531               57.00                  30,267.00
     3/12/97          1,582               57.05                  90,253.10

      Date        Number of Units     Price Per Unit          Aggregate Price
      ----        ---------------     --------------          ---------------

     3/25/97            421               57.72                  24,300.12
     4/1/97             320               58.61                  18,754.43
     4/21/97            186               59.45                  11,057.70
     6/1/97             380               60.48                  22,980.55
     6/19/97            736               60.48                  44,509.60
     7/2/97           1,008               60.48                  60,958.80
     8/4/97             742               61.50                  45,633.00
     8/28/97            466               61.50                  28,659.00
     11/7/97             40               78.00                   3,120.00
     12/5/97             24               78.00                   1,872.00
     12/5/97             60               80.67                   4,840.00
     1/2//98            160               81.00                  12,960.00
     1/2//98            331               76.88                  25,445.63
     1/2//98             55               71.75                   3,946.25
     1/9/98             293               73.29                  21,473.24
     1/14/98             36               80.00                   2,880.00
     1/26/98             60               81.00                   4,860.00
     1/27/98            400               80.00                  32,000.00
     1/27/98            126               80.34                  10,122.50
     1/28/98            330               73.29                  24,184.88
     1/28/98            257               75.08                  19,294.28
     2/2/98             100               80.00                   8,000.00
     2/5/98          12,166              100.00               1,216,600.00
     2/10/98             20               80.00                   1,600.00
     2/11/98            550               73.29                  40,308.13
     2/11/98            152               73.29                  11,139.70
     2/16/98            408               74.31                  30,319.50

      Date        Number of Units     Price Per Unit          Aggregate Price
      ----        ---------------     --------------          ---------------

     2/16/98            247               80.85                  19,969.95
     2/18/98         20,000              113.00

Of the Units listed above, the 12,166 Units purchased on February 5, 1998 at $100 per Unit, were purchased at a price in excess of the Purchase Price in the Offer. All purchases of Units listed above were for investment purposes and with a view to making a profit.

                                  SCHEDULE III



                  (a) The General Partners are expressing no opinion and are remaining neutral with respect to the Offer.

                  (b) In May 1998, the Partnership obtained new appraisals of the Partnership's properties (the "New Appraisal Information"), which reflect appraised values that average approximately 6% greater than those in the appraisal information the General Partners obtained in the summer of 1997. The purchase price being offered by the Purchaser is 31% less than $123.34, which is an amount (the "Revised Deemed Net Asset Value Per Unit") equal to (i) the sum of the appraised value of the limited partners' share of the Partnership's real estate assets (based on the New Appraisal Information) plus the Partnership's net current assets at March 31, 1998 (based on the Partnership's balance sheet at that date), divided by (ii) the number of outstanding Units at March 31, 1998. However, the Offer provides Unitholders with the immediate opportunity to liquidate their investment in the Partnership at a price that generally exceeds recent secondary market selling prices for Units. Certain Unitholders may find that 31% discount acceptable, if they want the certainty of an immediate cash purchase in exchange for their Units. Other Unitholders who do not want immediate cash, however, may prefer to continue to retain their investment in the Partnership and potentially receive a greater amount for their Units. Because of differing motivations Unitholders may have, the General Partners are not making a recommendation and are remaining neutral with respect to the Offer. See Item 3(b)(i) in the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on March 25, 1998 (the "Original Schedule 14D-9") regarding certain conflicts of interest to which the General Partners are subject.

                  Although the General Partners are not making a recommendation with respect to the Offer, the General Partners believe Unitholders should consider, among others, the following factors in deciding whether to accept or reject the Offer:

                  1. Although the value of the Units is not certain and there is no established public trading market for the Units, the Revised Deemed Net Asset Value Per Unit estimated by the General Partners is $123.34, compared with the $85.00 per Unit price in the Offer. The Revised Deemed Net Asset Value Per Unit was determined based on independent third party appraisals obtained by the Partnership in May 1998, and take into account the other assets and liabilities of the Partnership reflected on the Partnership's March 31, 1998 balance sheet. The Revised Deemed Net Asset Value Per Unit does not necessarily reflect the amount a Unitholder would receive if the Partnership were liquidated, and does not take into account transaction costs relating to the sale of the Partnership's properties, which would reduce the amounts available for distribution. There can be no assurance that the actual value of a Unit was not more or less than the Revised Deemed Net Asset Value Per Unit, or that the value of a Unit will not increase or decrease.

                  The New Appraisal Information was obtained in connection with the General Partners' consideration of a possible settlement of the California Action (as defined in paragraph 11 below). The following table sets forth the market value of each of the Partnership's properties as specified in the New Appraisal Information. (In the case of joint venture investments, the value represents the Partnership's proportionate interest in the joint venture. There is no discount to reflect the fact that certain real estate in which the Partnership has an interest is held by joint ventures with affiliated partnerships in which the Partnership itself does not have a controlling interest or the unilateral power to effect a sale of the entire property.)

                                   Value of       Aggregate      Percentage of
                                 Partnership's    Appraised      Interest of
        Property                   Interest         Value        Partnership

Century Park I                   $ 9,500,000     $19,000,000        50.000%
568 Broadway                      12,066,750      31,000,000        38.925
Seattle Tower                      5,150,000      10,300,000        50.000
Commonwealth Industrial Park       7,200,000       7,200,000       100.000
Commerce Plaza I                   7,600,000       7,600,000       100.000
Melrose Crossing                   3,100,000       3,100,000       100.000
Matthews Township Festival         9,600,000       9,600,000       100.000
Sutton Square Shopping Center     10,200,000      10,200,000       100.000
TMR Warehouse                      4,441,900      21,500,000        20.660

                TOTAL            $68,858,650    $119,500,000

                  The sum of the appraised value of the Partnership's real estate plus the Partnership's net current assets at March 31, 1998 equals $76,341,586, or $123.34 per Unit.

                  2. Secondary market sales activity for the Units, including privately negotiated sales, has been limited. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of Units) are the only means available to a Unitholder to liquidate an investment in Units (other than the Offer and other possible tender offers) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. According to Partnership Spectrum, an independent industry publication, between December 1, 1997 and January 31, 1998, there were 982 Units traded in the secondary market between a high of $95.00 per Unit and a low of $60.00 per Unit, with a weighted average price of $66.08 per Unit. Such prices do not take into account commissions and other transactional costs payable by sellers of Units (which typically range between 8% and 10% of the reported selling price). In addition, such prices do not reflect the prices per Unit paid by an affiliate of the General Partners in that period ranging from $71.75 per Unit to $81.00 per Unit, or the $100.00 per Unit and $113.00 per Unit paid by an affiliate of the General Partners in mid-February 1998. See Item 6 below.

                  3. Three tender offers for Units have occurred since 1996. Each offers has been for fewer than 5% of the outstanding Units. The offer prices have been $25.00 per Unit (in an April 1996 tender offer), $51.00 per Unit (in a February 1997 tender offer) and $65.00 per Unit (in a December 1997 tender offer). These tender offers have afforded only a modest amount of liquidity to limited partners, and, in each case, the General Partners have recommended that limited partners reject the offer.

                  4. In March 1997, KB Realty Advisors, Inc. ("KB") made an offer, subject to a number of conditions, to purchase all the real estate assets of all three Partnerships for $141,000,000 in the aggregate. If the offer by KB had been accepted and the Partnerships had received the $141,000,000, the General Partners estimate that the Partnership's share of that amount would have been $55,600,000, and, after payment of taxes and other expenses required to be borne by the Partnership under the KB offer (estimated at 2% of the purchase price), the General Partners estimate that the net proceeds of the transaction that would have been allocable to the Partnerships' limited partners would have been $51,763,000, or $88.03 per Unit. If, following such a transaction, the Partnership had been liquidated, and the $4,246,646 the General Partners estimate would have been payable by them to the limited partners (see Item (b)(i) in Schedule I above) (the "Excess Fee Amount") had been paid, the General Partners estimate that the limited partners would have received $106.55 per Unit (including amounts relating to the limited partners' share of the other net assets of the Partnership). By comparison, the per Unit price in the Offer is $85.00, and the sum of the Revised Deemed Net Asset Value Per Unit plus the per Unit value of the Excess Fee Amount is $130.56.

                  5. The General Partners are actively considering a variety of plans to enhance the value and liquidity of the Units. The plans have included possible conversion of the Partnership into an actively traded real estate investment trust (a "Reorganization Plan"). Although the terms of a Reorganization Plan have not been defined, it is the present intention of the General Partners that, if a Reorganization is effected, the fees to them and their affiliates from the Partnership would not increase from their existing level (see Item 3(b)(i) in the Original Schedule 14D-9), and their equity interest in the Partnership as general partners would not increase from the existing level. The trading price for the securities that would be issued in exchange for the Units could be more or less than the trading price currently available in the secondary market. A Reorganization Plan would require as a condition to its consummation, among other things, the approval by holders of a majority of the outstanding Units. There can be no assurance a Reorganization Plan, or any other plan, will actually be proposed by the General Partners, or, if proposed, will be approved by holders of a majority of the outstanding Units or consummated. However, if a Reorganization Plan is proposed by the General Partners, the General partners expect that they and their affiliates would vote all Units they own at the time in its favor, and that the Purchaser and its affiliates would vote all Units they own at the time in its favor. At present, the General Partners and their affiliates beneficially own, in the aggregate, 7.7% of the outstanding Units, and the Purchaser has advised that it and its affiliates beneficially own, in the aggregate, 0.6% of the outstanding Units. If the Purchaser acquires a substantial number of Units in the Offer, the likelihood of approval of a Reorganization Plan, if proposed, would be enhanced.

                  6. Unitholders who tender their Units will be giving up the opportunity to participate in any potential benefits represented by ownership of such Units, including participation in possible future tender offers by the Purchaser or its affiliates, possible distributions by the Partnership, possible appreciation in the value of the Units and participation in any reorganization of the Partnership, including a Reorganization Plan, or resolution or disposition of the litigation described in paragraph 11 below.

                  7. The agreement among the Purchaser and affiliates of the General Partners described in Item 3 in the Original Schedule 14D-9 (which has been amended to provide for indemnification by the parties for information concerning themselves and their respective affiliates in connection with the Offer and the offers for units of the other HEP Partnerships) creates certain conflicts of interest for the General Partners with respect to the Offer.

                  8. Unitholders could, as an alternative to tendering their Units, propose a variety of possible actions, including liquidation of the Partnership or removal and replacement of the General Partners.

                  9. Depending upon the number of Units tendered pursuant to the Offer and whether the Purchaser or its affiliates, on the one hand, or affiliates of the General Partners, on the other hand, acquire Units from the other pursuant to the agreement described in Item 3 in the Original Schedule 14D-9, the Purchaser or its affiliates, on the one hand, or the General Partners or their affiliates, on the other hand, could be in a stronger position to influence significantly all Partnership decisions on which Unitholders may vote, including decisions regarding removal of the General Partners, merger, sales of assets and liquidation. Accordingly, (i) non-tendering Unitholders could be prevented from taking action they desire that the Purchaser or the General Partners, as the case may be, oppose, and (ii) the Purchaser or the General Partners, as the case may be, may be able to take action opposed by non-tendering Unitholders.

                  10. Pursuant to the partnership agreement, transfers of Units that would cause a termination of the Partnership for federal income tax purposes (which may occur when 50% or more of the Units are transferred in a 12-month period) are not permitted. Depending upon the number of Units tendered pursuant to the Offer, sales of Units on the secondary market for the 12-month period following completion of the Offer may be limited. The Partnership will not process a request for transfer of Units during that 12-month period, if the General Partners believe the transfer may cause a tax termination. In determining the number of Units subject to the Offer, the parties to the agreement described in Item 3 in the Original Schedule 14D-9 took this restriction into account to permit historical levels of transfers to occur after consummation of the Offer without violating this restriction.

                  11. In May 1993, limited partners in the Partnerships commenced a class action (the "California Action") on behalf of all investors against the HEP General Partners and certain related persons and entities asserting various claims arising from alleged mismanagement of the Partnerships. On November 30, 1995, the original plaintiffs and intervening plaintiffs filed a consolidated class and derivative action complaint (the "Consolidated Complaint") alleging various state law class and derivative claims, including claims for breach of fiduciary duty; breach of contract; unfair and fraudulent business practices under California Bus. & Prof. Code ss. 17200; negligence; dissolution, accounting, receivership and removal of general partner; fraud; and negligent misrepresentation. The Consolidated Complaint alleges, among other things, that the HEP General Partners caused a waste of the Partnerships' assets by collecting management fees in lieu of pursuing a strategy to maximize the value of the investments owned by the investors in the Partnerships, that the HEP General Partners breached their duty of loyalty and due care to the investors by expropriating management fees from the Partnerships without trying to run the Partnerships for the purposes for which they were intended; that the HEP General Partners were acting improperly to entrench themselves in their position of control over the Partnerships and that their actions prevented non-affiliated entities from making and completing tender offers to purchase HEP Units; that, by refusing to seek the sale of the Partnerships' properties, the HEP General Partners diminished the value of the investors' equity in the Partnerships; that the HEP General Partners took heavily overvalued asset management fees; and that HEP Units were sold and marketed through the use of false and misleading statements.

                  In early 1996, the parties submitted a proposed settlement to the court (the "Proposed Settlement"), which contemplated a reorganization of the three Partnerships into a single real estate investment trust, pursuant to which approximately 85% of the shares of the real estate investment trust would have been allocated to investors in the aggregate (assuming each of the Partnerships participated in the reorganization) and approximately 15% of the shares would have been allocated to the HEP General Partners. As a consequence, the Proposed Settlement would, among other things, have approximately tripled the HEP General Partners' equity interests in the Partnerships. In late 1996, the California Department of Corporations informed the Court of its conclusion that the Proposed Settlement was unfair, and, in early 1997, the Court declined to grant final approval of the Proposed Settlement because the Court was not persuaded that the Proposed Settlement was fair, adequate or reasonable as to the proposed class.

                  As set forth in Item 5, above, although the General Partners are actively considering a variety of plans to enhance the value and liquidity of the Units, including a possible Reorganization Plan, the terms of a Reorganization Plan have not been defined. Nonetheless, it is the present intention of the General Partners that, if a Reorganization Plan were to be pursued, (a) the fees to them and their affiliates would not increase from their existing level, and (b) unlike the Proposed Settlement, which would, among other things, have approximately tripled the HEP General Partners' equity interests, their equity interests as general partners would not increase from the existing level.

                  The plaintiffs have filed an amended complaint, which generally asserts the same claims as the earlier Consolidated Complaint but contains more detailed factual assertions and eliminates some claims they had previously asserted. The HEP General Partners believe that the amended complaint was subject to challenge on legal grounds and filed demurrers and a motion to strike. In October 1997, the Court granted substantial portions of the HEP General Partners' motions. Thereafter, the HEP General Partners served answers denying the allegations and asserting numerous defenses.

                  The plaintiffs and the HEP General Partners recently have engaged in discussions relating to a possible settlement of the California Action, including discussions regarding a possible tender offer by the Partnership or the General Partners or their affiliates for Units at a price that may exceed the price in the Offer. There can be no assurance the parties will enter into a settlement agreement, or that the court will approve any such settlement agreement.

                  The HEP General Partners believe each of the claims asserted is meritless and intend to continue vigorously to defend the California Action. The partnership agreement provides for indemnification of the General Partner and their affiliates in certain circumstances. The Partnership has agreed to reimburse the General Partners for the actual costs incurred in defending the California Action and the costs of preparing settlement materials. Through December 31, 1997, the General Partners had billed the Partnership a total of $1,058,511 for these costs, of which $824,511 was paid in February 1997.